SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                    AMENDMENT


                              ATI TECHNOLOGIES INC.
                              ---------------------
                                (Name of Issuer)


                                  Common Shares
                                  -------------
                         (Title of Class of Securities)


                                     194110
                                     ------
                                 (CUSIP Number)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)
         [ ]   Rule 13d-1(c)
         [X]   Rule 13d-1(d)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

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CUSIP No. 194110                     13G/A                     Page 2 of 6 Pages

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1        Names of Reporting Person/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

                   FRANCIS LAU
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)
                                                                (b)

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3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

                   HONG KONG
--------------------------------------------------------------------------------
                          5      SOLE VOTING POWER
  NUMBER OF SHARES
    BENEFICIALLY                 15,023,064
   OWNED BY EACH          ------------------------------------------------------
     REPORTING            6      SHARED VOTING POWER
    PERSON WITH
                                 N/A
                          ------------------------------------------------------
                          7      SOLE DISPOSITIVE POWER

                                 15,023,064
                          ------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER

                                 N/A
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         15,023,064
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         [ ]

         N/A
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         6.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

                   IN
--------------------------------------------------------------------------------


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

Item 1(a)     Name of Issuer:

ATI TECHNOLOGIES INC.

Item 1(b)     Address of Issuer's Principal Executive Offices:

1 Commerce Valley Drive East, Markham, Ontario L3T 7X6

Item 2(a)     Name of Person Filing:

FRANCIS LAU

Item 2(b)     Address of Principal Business Office:

4 Magnolia Road, Yau, Yat Chuen, Kowloon, Hong Kong

Item 2(c)     Citizenship:

Hong Kong

Item 2(d)     Title of Class of Securities:

Common Shares

Item 2(e)     CUSIP Number:

194110

Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)   [ ]     Broker or Dealer registered under Section 15 of the Act (15 U.S.C.
              78o);

(b)   [ ]     Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)   [ ]     Insurance Company as defined in section 3(a)(19) of the Act (15
              U.S.C. 78c);

(d)   [ ]     An Investment Company registered under section 8 of the Investment
              Company Act of 1940 (15 U.S.C. 80a-8);

(e)   [ ]     An investment adviser in accordance with
              ss.240.13d-1(b)(1)(ii)(E);

(f)   [ ]     An employee benefit plan or endowment fund in accordance with
              ss.240.13d-1(b)(1)(ii)(F);

(g)   [ ]     A parent holding company or control person, in accordance with
              ss.240.13d-1(b)(1)(ii)(G);


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

(h)   [ ]     A savings associations as defined in Section 3(b) of the Federal
              Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]     A church plan that is excluded from the definition of an
              investment company under section 3(c)(14) of the Investment
              Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [ ]     Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.       Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)       Amount beneficially owned: 15,023,064.

         (b)       Percent of class: 6.1%.

         (c)       Number of shares as to which the person has:

              (i)   Sole power to vote or to direct the vote 15,023,064.

              (ii)  Shared power to vote or to direct the vote N/A.

              (iii) Sole power to dispose or to direct the disposition of
                    15,023,064.

              (iv)  Shared power to dispose or to direct the disposition of N/A.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.       Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction:  Dissolution of a group required a response to this item.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.
              N/A

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. N/A

         If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.       Identification and Classification of Members of the Group. N/A

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.       Notice of Dissolution of Group.  N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.      Certifications.   N/A

                   (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or which the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                   (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    February 11, 2004
                                    --------------------------------------------
                                    Date

                                    /s/ Francis Lau
                                    --------------------------------------------
                                    Signature


                                    FRANCIS LAU
                                    --------------------------------------------
                                    Name/Title



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